Exhibit 99.1

Camtek Ltd. P.O. Box 544 Migdal Haemek 23150, Israel Tel: +972-4-604-8100 • Fax +972-4-6440523 E-Mail: info@camtek.co.il • Web site: http://www.camtek.co.il

FOR IMMEDIATE DISTRIBUTION

CAMTEK CONTACT:

Moshe Amit

+972-4-604-8308 (tel);          +972-4-604 8300 (fax);          +972-5-469-4902 (mobile)

mosheamit@camtek.co.il

CAMTEK POSTPONES SECONDARY OFFERING

MIGDAL HAEMEK, Israel — Thursday, May 20, 2004 — Camtek Ltd. (NASDAQ: CAMT) announced today that due to unfavorable conditions at the time of its contemplated secondary offering, it has decided to delay its offering until market conditions are more favorable.

ABOUT CAMTEK LTD.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry and price reductions, as well as due to risks identified in the documents filed by the Company with the SEC.